Exhibit 99.1

Rogers Communications Inc. converts its US$223 million of Convertible Debentures into equity

TORONTO, Aug. 3 /CNW/ - On June 30, 2005 Rogers Communications Inc. ("RCI") issued a notice of redemption for all of its US$224.78 million face amount of 5.75% convertible debentures due November 26, 2005 for an aggregate redemption amount of approximately $223.0 million. Prior to expiration of the redemption period on August 2, 2005, debenture holders converted an aggregate US$224.5 million face amount of debentures 7,715,417 into Class B Non-Voting shares of RCI. The remaining aggregate US$285,000 face amount of debentures has been redeemed in cash for an aggregate redemption amount of US$282,800.

About the Company:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Rogers Media Inc. is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. On July 1, 2005, Rogers completed the acquisition of Call-Net Enterprises Inc. (now Rogers Telecom Holdings Inc.), a national provider of voice and data communications services. For further information about the Rogers group of companies, please visit http://www.rogers.com/.

Investment Community Contacts:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com